VIA EDGAR AND U.S. MAIL

August 16, 2007

The United States Securities
and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-0506

Subject:                  Nationwide Life Insurance Company
Nationwide Variable Account- II
Pre-Effective Amendment No. 1
File Number 333-140621

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company (“Nationwide”) and its Nationwide Variable Account – II, (the “Variable Account”) we are filing Pre-Effective Amendment No. 1 on Form N-4 under the Securities Act of 1933 (“1933 Act”) for the purpose of registering Flexible Premium Deferred Variable Annuity Contract to be offered through the Variable Account.

This filing is being made electronically via EDGAR in accordance with Regulation S-T.

On February 12, 2007, Nationwide filed a registration statement for Flexible Premium Variable Annuity Contracts to be offered through Nationwide Variable Account – II. Nationwide received your comments in a letter dated April 7, 2007. On June 8, 2007 Nationwide filed a response to that letter and sent a draft First Pre-effective Amendment. On July 20, 2007 Nationwide received your oral comments.

1.  Front Cover Page

COMMENT:The 33 Act Number must appear on either the front cover page or under the Table of Contents for the SAI.  Also include the address and phone number for the SEC Reference Room.

RESPONSE: Reference to the SEC Public Reference Room has been inserted on the cover page of the prospectus.  Furthermore, the following information will be inserted following the SAI Table of Contents:

To learn more about this product, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus.  For a free copy of the SAI and to request other information about this product please call our Service Center at 1-800-848-6331 (TDD 1-800-238-3035) or write to us at Nationwide Life Insurance Company, 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017-1522.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the product.  Information about us and the product (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-4644. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811- 3330

Securities Act of 1933 Registration File No. 333-140621

2.           Front Page and Glossary

COMMENT: Either take out the term NCUSIF from the front page and glossary, or alternatively reword the sentence to move “NCUSIF” to after “or any other Federal government agency.”

RESPONSE: We have removed NCUSIF from the front page of the prospectus and the glossary.

3.           Lifetime Withdrawal Base

COMMENT: Make “Lifetime Withdrawal Base” a capitalized term throughout the prospectus.  It is optional whether you add the term to the glossary.  In the Fee Table, add a cross-reference to where this term is best explained in the text.

RESPONSE:

The term “Lifetime Withdrawal Base” has been capitalized throughout the prospectus and a cross-reference to the “Capital Preservation Plus Lifetime Income” section of the prospectus has been added to the Fee Table in endnote 10, which states:

At the beginning of the withdrawal phase of the CPP Lifetime Income Option, Nationwide will determine the Lifetime Withdrawal Base.  More information about the Lifetime Withdrawal Base can be found in the “Capital Preservation Plus Lifetime Income Option” section of this prospectus.

4.           Current Income Benefit Base

COMMENT: Make “Current Income Benefit Base” a capitalized term throughout the prospectus.  It is optional whether you add the term to the glossary.  In the Fee Table, add a cross-reference to where this term is best explained in the text.

RESPONSE:

The term “Current Income Benefit Base” has been capitalized throughout the prospectus and a cross-reference to the “Lifetime Income Option” section in the prospectus has been added to the Fee Table in endnote 14, which states:

The maximum charge associated with the Lifetime Income Option is 1.00% of the Current Income Benefit Base.  Currently, the charge associated with the Lifetime Income Option is equal to 0.60% of the Current Income Benefit Base.  More information about the Current Income Benefit Base can be found in the “Lifetime Income Option” section of this prospectus.

5.           Glossary

COMMENT: Add a definition for the term “Multiple Maturity Separate Account.”

RESPONSE:

We have amended our disclosure by adding Multiple Maturity Separate Account to the glossary. It is defined as: “A separate account of Nationwide funding the Guaranteed Term Options with terms of 3, 5, 7 or 10 years with a fixed rate of return (subject to a market value adjustment.)”

6.           Contract Expenses and Footnotes

COMMENT: The footnotes must be presented all together after the “Example” and above the “Synopsis.”

RESPONSE:

We have amended our disclosure by reformatting the footnotes as endnotes. The endnotes appear after the “Contract Expenses” and before the “Synopsis.”

7. Fee Tables - Lifetime Income Option

COMMENT: The fees for the Lifetime Income Option and the Spousal Continuation Benefit are not taken on variable account assets, but instead are taken on the Income

Benefit Base. As a result, you cannot add the charges for these options to the charges to the options that are taken on the variable account assets.

RESPONSE:

We have amended our disclosure by separating the listing of the Lifetime Income Option and the Spousal Continuation Benefit from the rest of the optional riders. These two riders and the expenses associated with them are now listed under the Maximum Variable Account Charge.

8. Underlying Mutual Fund Annual Expenses

COMMENT: Remove the following sentence: “The table does not reflect Short Term Trading fees.” Remove the bulleted list of funds and the introductory sentence.

RESPONSE:

We have amended our disclosure by removing the sentence, the introductory sentence and the bulleted list of funds.

9. Voting Rights

COMMENT: Add “and may control” after “greater impact.”

RESPONSE:

We have amended our disclosure by adding the words “and may control” after “greater impact.”

10. Underlying Mutual Fund Expenses

COMMENT: a. Identify the Services provided in this section.

RESPONSE:

Nationwide believes that the disclosure identifies services provided by Nationwide on behalf of the underlying mutual funds.  For example, the disclosure indicates that Nationwide aggregates and transmits contract owner purchase and redemption orders to the funds, and thus incurs expenses that would otherwise be borne by the funds if the funds were to process such transactions on an individualized basis.  Nationwide does not believe that disclosing an exhaustive list of all services that are or may be provided is warranted; the disclosure sufficiently describes the arrangements between Nationwide and the underlying funds (or their affiliates), and does not contain any material omission or untrue statement that would cause the disclosure to be misleading.  The disclosure also suffices to ensure contract owners are made aware of any potential conflict of interest that may arise from such arrangements, and indicates that Nationwide may consider, among other factors, the receipt of such payments when selecting underlying funds to be offered through the contract.  Nationwide also notes that there is no requirement in Form N-4 to provide more specific disclosure.

COMMENT: b. Explain how these payments are consistent with Section 17(e) of the 1940 Act.

Nationwide believes that its receipt of such payments represents compensation for legitimate services it provides to the underlying funds, rather than compensation “for the purchase or sale of any property to or for” any registered investment company, and thus falls outside the prohibition of Section 17(e).  There is no connection between the receipt of such payments and any purchase or sale of any property to or for an investment company.  Rather, as noted in the prospectus, Nationwide receives such payments in order to defray the costs of promoting, marketing, and administering the contract and the underlying mutual funds.  Because these costs are not insignificant, Nationwide considers such compensation (in addition to other criteria), when choosing which underlying funds to offer through the contract.

Nationwide notes that such payments are quite common in the variable contract industry because they compensate insurers for “sub-transfer agency” and other types of administrative services as well as distribution and other marketing services.  To quote remarks made by Mr. Andrew Donohue at the November 17, 2006 ALI-ABA Conference on Life Insurance Company Products, “it is settled that a fund may pay for legitimate distribution services under a bona fide 12b-1 plan, and that an adviser may pay out of its profits for legitimate distribution or other services rendered.”

11. Capital Preservation Plus

COMMENT: Take out the Capital Preservation Plus section if it is not offered.

RESPONSE:
We have amended our disclosure by eliminating the Capital Preservation Plus Option section,  redrafting the section on the Capital Preservation Plus Lifetime Income Option (CPPLI) and adding the elements of Capital Preservation Plus that apply to it. We have also made the disclosure clearer, including how the withdrawal phase is triggered and what happens if a contract owner makes a withdrawal.

12. Lifetime Income Option

COMMENT:  Language should be included to clarify the dollar amount of sub-payments that may be refused by Nationwide.

RESPONSE:

The language in the fifth paragraph of the Lifetime Income Option Section has been amended as follows:”  “…There may be instances where a subsequent purchase payment creates a financial risk that Nationwide is unwilling to bear.  If this occurs, Nationwide may exercise its right to refuse subsequent purchase payments over $50,000.  If Nationwide exercises this right to refuse a purchase payment, the contract owner will be notified and the purchase payment will be returned.

13.           Free Look (Right to Examine and Cancel

COMMENT: Language should be clarified to more accurately provide a description of the Free Look requirements under 22c-1.

RESPONSE:

The language in the Ten Day Free-Look subsection of the Synopsis of the Contract Section has been amended to replace the existing disclosure with the following clarifying disclosure:

Under state insurance laws, you have the right, during a limited period of time, to examine your contract and decide if you want to keep it or cancel it. This right is referred to as your “free look” right. The length of this time period depends on the law of your state, and may vary depending on whether your purchase is a replacement or not. Check your contract for more details about your free look right.

Additionally, the Right to Examine and Cancel Section has been amended to replace the existing disclosure with the following disclosure:

If after purchasing your contract, you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a “free look.”  Depending on the state in which you purchased your contract, and, in some states, if you purchased the contract as a replacement for a prior contract, the right to cancel period may be ten (10) days, or longer, measured from the time that you received your Annuity. If you return your contract, during the applicable period, we will refund your current account value plus any tax charge deducted, less any applicable federal and state income tax withholding and depending on your state’s requirements, any applicable insurance charges deducted.  The amount returned to you may be higher or lower than the purchase payment(s) applied during the right to cancel period.  Where required by law, we will return your purchase payment(s), or the greater of your current account value and the amount of your purchase payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding.

In some states, we may require that an initial premium designated for a subaccount be allocated to a money market subaccount designated by Nationwide during the free look period.  After the free look period, we will convert your contract value (your initial premium and credit plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount.

Liability of the variable account under this provision is limited to the contract value in each sub-account on the date of revocation.  Any additional amounts refunded to the contract owner will be paid by Nationwide.

14. Systematic Withdrawals

COMMENT:  Please revise the language under the Systematic Withdrawals subsection, which is found under the Contract Owner Services section to incorporate the example included in the June 8, 2007 Response Letter (Item 16) to the prospectus.

RESPONSE:

We have amended our disclosure by adding the following example:

For example, assume a scenario whereby the Premium equals 100,000 and the initial free withdrawal (“w/d”) equals 10,000

Withdrawal in year 1                                                                15,000
Less free withdrawal                                                                10,000
Premium w/d subject to CDSC                                                                  5,000

Withdrawal in year 2                                                                15,000
Less free withdrawal                                                                 9,500 = 0.10* (100,000 – 5,000)
Premium w/d subject to CDSC                                                                  5,500

Since the withdrawal exceeded the free withdrawal amount, the free withdrawal amount available decreases.

15.           Custom Portfolio Asset Rebalancing Service

COMMENT:  Please attach a brochure for the Custom Portfolio Asset Rebalancing Service Program.

RESPONSE:                                The brochure is attached as correspondence.

16.           Death Benefits – Death Benefit Payments (p. 43)

COMMENT:  Please revise your disclosure to add a cross reference to the Annuity Payment Options section.

RESPONSE:  We have revised our disclosure by adding the following parenthetical to the annuity death benefit option under Death Benefit Payment subsection:  (see the Annuity Payment Options section for additional information).

17.           Combination Enhanced Death Benefit Option – 30% Fixed Account Allocation Limitation

COMMENT:  Please revise your disclosure to clarify how the 30% threshold is applied.  Specifically, if the fixed account allocation percentage is affected by contract owner transactions and market performance.

RESPONSE:  We have revised our disclosure by deleting the following sentence under the Combination Enhanced Death Benefit Option subsection stating “If the fixed account allocation becomes greater than 30% as a result of market performance, interest will continue to accrue at 5% for the interest anniversary value,” and replacing this disclosure with the following:

The 30% threshold will come into effect only as a result of an action or actions by the contract owner (e.g., additional purchase payment, surrender or transfers).  If the 30% threshold is reached because of a combination of market performance and contract owner actions, and would not have been reached but for the market performance, interest will continue to accrue at 5%.

18.  Appendix C – Tax Section, GMWB Rider

COMMENT:  Please clarify the disclosure describing the tax treatment associated with withdrawals for the GMWB rider.  Please consider presenting the calculation as a mathematical equation rather than in a narrative form.

RESPONSE:  GMWB Rider.  Although the tax treatment is not clear, if you purchase the GMWB rider and you take a withdrawal from your Contract before the annuitization date, we intend to treat the following amount of the withdrawal as a taxable distribution:

The greater of :
1. (a) minus (c) or
2. (b) minus (c),
where (a) is your account value immediately before the distribution, (b) is your Guaranteed Lifetime Amount immediately before the distribution, and (c) is the remaining investment in the Contract.

In certain circumstances, this treatment with respect to the GMWB rider could result in your account value being less than your investment in the Contract after such a withdrawal. If you subsequently surrender your contract under such circumstances, you would have a loss that may be deductible. If you purchase the GMWB rider in an IRA or Tax Sheltered Annuity, additional distributions may be required to satisfy the minimum distribution requirements. Please consult your tax advisor.

19. Part C Item 24(b)(9) Exhibit

COMMENT: A new Opinion of Counsel needs to be included as an exhibit

RESPONSE:

We have included a new Opinion of Counsel.

20. Part C Item 24(b)(8) Exhibit

COMMENT: Include all fund participation agreements.

RESPONSE:

The fund participation agreements have been incorporated by reference from another filing Nationwide recently made.

XX.           Representations

We acknowledge the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy of the disclosure in the filing; and

•	The insurance company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, Nationwide acknowledges all of the following:

•	that the Separate Account is responsible for the adequacy and accuracy of the disclosure in the Pre-Effective Amendment;

•
that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and

•
that the Separate Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing, please contact me directly at (614) 249-6522.

Sincerely,

Jeanny V. Simaitis
Lead Counsel
Nationwide Life Insurance Company

cc:           Rebecca Marquigny
Stop 5-6
Office of Insurance Products and Legal Compliance